Exhibit 99.2

August 27, 2020

Dear Shareholders,

Second quarter results demonstrated solid execution and operational excellence in a challenging environment. We grew revenue by 93% y/y during the quarter, gross margin of 28.4% exceeded the updated guidance we announced on August 6th, and importantly, we returned to profitability with net income of $3.1 million.

Our solid financial performance was driven by outstanding operating results. First, we announced the sale of a 10.4 MW Minnesota community solar portfolio to Nautilus Solar Energy. Second, we connected 15 MW of “micro projects” in Hungary. Third, we agreed to participate in a consortium to develop a large-scale ground-mounted solar plant in the south of France.

In addition to solid top-line and bottom-line results, we strengthened our financial position through debt reduction and a capital raise. Foremost, we are committed to generating cash and paying down debt. We generated over $5 million in cash from operations and strengthened our balance sheet in the second quarter by reducing total debt by nearly $8 million. This was remarkable considering the challenging macro environment we face as a result of the ongoing COVID-19 global pandemic. Subsequent to quarter end, we further strengthened the balance sheet with a capital raise. We implemented an “at-the-market” (ATM) equity offering program, under which we are selling up to an aggregate of $5 million of ReneSola Power’s common stock. We plan to use the net proceeds to expand our new project pipeline and for general working capital purposes. Additionally, the capital infusion will enable us to execute our long-term strategic growth plan as we further consolidate our transformation into an asset-light solar developer.

Further advancing our growth plan, this week we announced a definitive agreement to acquire certain assets from an undisclosed reputable solar developer in the U.S. The acquisition will also add an experienced solar project development team and should solidify our position as a leading global solar energy developer and operator. We believe that these new project assets being acquired are highly complementary to our existing business. In particular, the new team brings expertise in the development of U.S. distributed generation and small-scale utility projects with battery storage, which should augment our historical strength in U.S. community solar and European DG.

Once completed, the transaction is expected to immediately increase our total solar project pipeline in the U.S. by approximately 200 MW. In addition, the acquisition provides ReneSola Power with access to utility projects and development activities in a number of states, including Pennsylvania, California, New York, Maine, Illinois and Arizona. By leveraging our global reach and experience with the new team's solid track record in the U.S., we are expanding the scale of our solar energy development platform. We look forward to capturing potential market opportunities while driving value for all stakeholders.

We are optimistic about multi-year growth prospects. In the rest of this letter, I will remind you of why we are excited about our future.

Large Market Opportunity

The global solar power project development business is large yet continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and will become the single largest source globally of power generation. Europe continues to lead the way in terms of penetration of renewables. Renewable energy is expected to account for more than 50% of the European energy market by 2040. Both Europe and the U.S. are expected to be the two key markets driving the growth of renewables in the next several years. With our focus on the U.S. and European markets (primarily Poland, Hungary, Spain, France, and the U.K.), we believe we are strategically positioned for growth.

Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generate attractive returns. As of June 30, 2020, our total project pipeline was approximately 700 MW, and our late-stage pipeline was approximately 500 MW, up from 423 MW last quarter. We continue to focus on profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects. Importantly, we intend to add incremental project pipeline in our core markets (the U.S., U.K., Spain, Poland, France, Germany and Hungary) to reach 1GW by the end of 2020. Our teams around the world are dedicated to our success, possessing excellent skills and years of industry experience. In addition, we believe our healthy balance sheet provides a strong foundation to fund growth.

Second Quarter 2020 Highlights

	Q2’20 ($ millions)	Q2’19 ($ millions)	Y/Y Change
Revenue	$26.2	$13.6	+93%
Gross Profit	$7.4	$10.5	-29%
Non-GAAP Operating Income	$6.0	$9.0	-34%
Adjusted EBITDA	$7.6	$10.4	-27%
Non-GAAP net income attributed to ReneSola Ltd	$3.6	$5.0	-28%

	Q2’20 ($ millions)	Q1’20 ($ millions)	Q/Q Change
Revenue	$26.2	$21.2	+24%
Gross Profit	$7.4	$1.4	+429%
Non-GAAP Operating Income (loss)	$6.0	$(0.7)	N/A
Adjusted EBITDA	$7.6	$0.9	+744%
Non-GAAP net income(loss) attributed to ReneSola Ltd	$3.6	$(2.0)	N/A

•	Revenue was $26.2 million, ahead of the updated guidance of more than $25 million;
o	$18.7 million from the Project Development business
o	$7.4 million from the IPP business, primarily from the sale of electricity in China
•	Gross margin was 28.4%, compared to 6.4% in Q1 2020 and 77.3% in Q2 2019;
•	Non-GAAP[1] net income attributed to ReneSola Ltd was $3.6 million, compared to non-GAAP net loss of $2.0 million in Q1 2020 and non-GAAP net income of $5.0 million in Q2 2019;
•	During the second quarter of 2020, we connected 15 MW of “micro projects” in Hungary.

Attractive Profit-Optimized Project Pipeline

The development pipeline is strong at around 700 MW, of which over 500 MW are late-stage projects and about 23 MW are under construction. We believe the profile of this pipeline is attractive due to its broad geographic diversification in Europe.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to us.

1 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	167.8	--
Poland	69.0	11.0
Hungary	12.3	12.3
France	71.5	--
Spain	36.0	--
Germany	50.0	--
U.K.	100.0	--
Total	506.6	23.3

 Strong Performance and Outlook around the World

United States

Our late-stage projects total 168 MW, of which ~53 MW are community solar projects in Minnesota, Maine and New York. Additionally, we have projects under development in Utah, Florida, and Maine. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Utah	UT	10.5	DG	Development	2020	Project Development
MN-VOS	MN	1.4	Community Solar	Development	2020/2021	Project Development
MN-VOS-2	MN	8.4	Community Solar	Development	2020/2021	Project Development
New York	NY	25.7	Community Solar	Development	2020/2021	Project Development
Florida	FL	104.0	Utility Scale	Development	2021	Project Development
Maine	ME	17.8	DG& Community Solar	Development	2021	Project Development
	Total	167.8

Poland

As of June 30, 2020, we had total projects of 69 MW in our development pipeline.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2019 Dec	Poland	19.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Auction 2020 Q4	Poland	50.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Total		69.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has multiple “micro projects,” with an average size of 0.5 MW per project, bringing total capacity to 12.3 MW. All of the late-stage projects are under construction and expected to be connected to the grid in the fourth quarter of 2020.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs,” 0.5 MW each	Hungary	12.3	DG	Ready to build	2020	Build-Transfer
Total		12.3

France

In France, we have a project pipeline of 71.5 MW, all of which are ground-mounted projects. Additionally, one of these ground-mounted projects is a 30 MW solar park we are developing with our strategic partner, Green City Energy.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Project 1	France	30.0	Ground-mounted	Development	2021/2022	Project Development
Project 2	France	4.0	Ground-mounted	Development	2021/2022	Project Development
Project 3	France	4.5	Ground-mounted	Development	2021/2022	Project Development
Project 4	France	3.0	Ground-mounted	Development	2021/2022	Project Development
AMI Aups / Tenergie	France	30.0	Ground-mounted	Development	2021/2022	Project Development
Total		71.5

Spain

We have a late-stage pipeline of 36 MW of ground-mounted projects primarily located in the Murcia and Alicante regions.

Spain: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Caravaca	Murcia, Spain	6.0	Ground-mounted	Under Development	2020	Build-Transfer
Altajero	Murcia, Spain	6.0	Ground-mounted	Under Development	2020	Build-Transfer
Project 1	Alicante, Spain	4.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Project 2	Alicante, Spain	10.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Project 3	Alicante, Spain	10.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Total		36.0

Germany

We have secured a late-stage pipeline of 50 MW of ground-mounted projects which are under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Germany	50.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Total	50.0

U.K.

We have a late-stage pipeline of 100 MW of ground-mounted projects which are under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
UK	50.0	Ground-mounted	Under Development	2021	Project Development
UK	50.0	Ground-mounted	Under Development	2021	Project Development
Total	100.0

Operating Assets and Completed Projects for Sale

We currently own 204 MW of operating projects. Of the 204 MW of assets, we operate 160 MW of rooftop projects in China, 24.1 MW in the U.S., 15.4 MW in Romania, and 4.3 MW in the United Kingdom. The China rooftop solar projects are concentrated in a few eastern provinces with credit-worthy Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	160.0
- Zhejiang	47.0
- Henan	46.0
- Anhui	30.9
- Hebei	16.9
- Jiangsu	12.8
- Shandong	2.0
- Fujian	4.4
Romania	15.4
United States	24.1
United Kingdom	4.3
Total	203.8

As of June 30, 2020, we had 15.0 MW of completed projects currently for sale.

Completed Projects for Sale	Capacity (MW)
Hungary	15.0
Total	15.0

Second Quarter 2020 Financial Details

Revenue

Second quarter of 2020 revenue was $26.2 million, up sequentially and up year-over-year. Revenue from Project Development was largely driven by the sale of the 14 MW projects in Hungary. Energy sales were mostly from the 36.4 million KWh generated by our rooftop DG projects in China.

Gross Profits and Gross Margin

Gross profit was $7.4 million in second quarter of 2020, yielding a gross margin of 28.4%. This compares to a gross profit of $1.4 million and gross margin of 6.4% in first quarter of 2020, and a gross profit of $10.5 million and gross margin of 77.3% in second quarter of 2019. The sequential increase in gross margin mainly reflects higher revenue contribution from energy sales and the project sales in the second quarter relative to last quarter.

Operating Expense and Operating Income

Second quarter of 2020 operating expenses were $2.9 million, up sequentially and down year-over-year. Marketing expenses of $135,000 were up sequentially and up year-over-year. General and administrative expenses of $1.8 million were down both sequentially and year-over-year. The decrease in general and administrative expenses reflected the Company’s commitment to exercise disciplined expense control.

2 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

Second quarter operating income was $4.6 million, compared to a loss of $1.1 million in first quarter of 2020 and an income of $7.1 million in second quarter of 2019. Non-GAAP2 operating income in second quarter of 2020 was $6.0 million, compared to non-GAAP operating loss of $0.7 million in first quarter of 2020 and non-GAAP operating income of $9.0 million in second quarter of 2019.

Net Income/loss

Second quarter of 2020 net income attributed to ReneSola Ltd was $3.1 million, compared to a loss of $4.4 million in first quarter of 2020 and an income of $5.1 million in second quarter of 2019. Net income per share was $0.06 in second quarter of 2020, compared to net loss per share of $0.09 in first quarter of 2020 and net income per share of $0.13 in second quarter of 2019.

Second quarter of 2020 non-GAAP net income attributed to ReneSola Ltd was $3.6 million, compared to non-GAAP net loss of $2.0 million in first quarter of 2020 and non-GAAP net income of $5.0 million in second quarter of 2019. Non-GAAP net income per share was $0.08, compared to non-GAAP net loss per share of $0.04 in first quarter of 2020 and non-GAAP net income per share of $0.13 in second quarter of 2019.

Financial Position

We had cash and cash equivalents of $11.3 million as of June 30, 2020, compared to $15.5 million as of March 31, 2020 and $8.7 million as of June 30, 2019. Long-term borrowings were $3.0 million as of June 30, 2020, compared to $8.5 million as of March 31, 2020 and $10.5 million as of June 30, 2019. Long-term failed sale-lease back and finance lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $41.8 million as of June 30, 2020, compared to $44.0 million as of March 31, 2020 and $70.7 million as of June 30, 2019. Short-term borrowings were $31.5 million as of June 30, 2020, down from $33.5 million as of March 31, 2020 and $82.8 million as of June 30, 2019.

Outlook

For 2020, we continue to expect revenue in the range of $80 to $100 million and overall gross margin in the range of 18 % to 20%. For the third quarter of 2020, we expect revenue to be in the range of $8 to $10 million and overall gross margin in the range of 38% to 42%.

Conclusion

We remain confident that we have the right strategy, as our strategic focus on the U.S. and Europe positions us as a global leader in project development. We intend to drive down our cost of capital by continuing to strengthen our balance sheet, and through greater visibility and accessibility in the U.S. capital markets. We are focused on operating efficiently and profitably, delivering high returns and generating strong cash flow, which we believe can drive a higher valuation over time. In 2020, we will continue to grow our business globally. With our talented team, diversified geographic coverage and track record of success at every stage of project development, we believe we are well-positioned to deliver profitable growth in the years ahead.

I want to thank the ReneSola Power team for their great efforts and work to address the challenges we face in the current environment. And, I would like to thank our investors and stakeholders for your continued support of ReneSola Power.

Second Quarter 2020 Earnings Results Conference Call

As announced on August 6, 2020, we will host a conference call today to discuss our Q2 2020 business and financial results. The call is scheduled to begin at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Standard Time).

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7846999

A replay of the conference call may be accessed by phone at the following numbers until September 4, 2020. To access the replay, please reference the conference passcode 7846999.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://www.renesolapower.com.

Sincerely,

Yumin Liu

Chief Executive Officer

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Appendix 1:

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	Three Months Ended			Six Months Ended
	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019	Jun 30, 2020	Jun 30, 2019
Net revenues	26,190	21,162	13,567	47,352	26,625
Cost of revenues	(18,756)	(19,801)	(3,077)	(38,557)	(15,770)
Gross profit	7,434	1,361	10,490	8,795	10,855

Operating (expenses) income:
Sales and marketing	(135)	(68)	(77)	(203)	(100)
General and administrative	(1,784)	(2,049)	(2,747)	(3,833)	(5,070)
Impairment of long-lived assets	(1,013)	(80)	-	(1,093)	-
Other operating income (loss)	64	(303)	(583)	(239)	(705)
Total operating expenses	(2,868)	(2,500)	(3,407)	(5,368)	(5,875)

Income (loss) from operations	4,566	(1,139)	7,083	3,427	4,980

Non-operating (expenses) income:
Interest income	185	207	121	392	234
Interest expense	(1,657)	(1,606)	(2,370)	(3,263)	(4,690)
Foreign exchange gains (loss)	564	(2,129)	1,739	(1,565)	512
Income (loss) before income tax, noncontrolling interests	3,658	(4,667)	6,573	(1,009)	1,036

Income taxexpense	(130)	(10)	(64)	(140)	(79)
Net income (loss)	3,528	(4,677)	6,509	(1,149)	957

Less: Net income (loss) attributed to noncontrolling interests	441	(283)	1,385	158	1,208
Net income (loss) attributed to ReneSola Ltd	3,087	(4,394)	5,124	(1,307)	(251)

Income (loss) attributed to ReneSola Ltd per share
Basic	0.06	(0.09)	0.13	(0.03)	(0.01)
Diluted	0.06	(0.09)	0.13	(0.03)	(0.01)

Weighted average number of shares used in computing income (loss) per share*
Basic	48,081,890	48,081,890	38,081,890	48,081,890	38,081,890
Diluted	48,081,890	48,081,890	38,081,890	48,081,890	38,081,890

*Share refers to our American depositary shares (ADSs), each of which represents 10 ordinary shares

Appendix 2

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Jun 30,	Mar 31,	Jun 30,
	2020	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	11,284	15,458	8,729
Restricted cash	782	1,118	3,261
Accounts receivable, net of allowances for doubtful accounts	24,271	15,208	39,467
Advances to suppliers, net	2,725	190	180
Value added tax recoverable	5,252	5,794	9,816
Prepaid expenses and other current assets	7,414	6,397	7,509
Project assets current	8,009	22,027	69,948
Assets held for sale	8,630	17,972	-
Total current assets	68,367	84,164	138,910

Property, plant and equipment, net	136,959	139,424	179,832
Deferred tax assets, net	759	901	1,664
Project assets non-current	5,827	6,324	12,318
Operating lease right-of-use assets	22,118	23,564	35,019
Finance lease right-of-use assets	24,114	24,501	34,123
Other non-current assets	19,884	18,026	4,426
Total assets	278,028	296,904	406,292

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	31,459	33,548	82,807
Bond payable current	-	-	13,121
Accounts payable	6,732	6,949	10,773
Advances from customers	81	1,234	23
Amounts due to related parties	2,794	2,640	10,126
Other current liabilities	17,810	24,493	30,485
Income tax payable	800	851	1,042
Salary payable	355	401	833
Operating lease liabilities current	482	485	622
Failed sale-lease back and finance lease liabilities current	10,670	10,331	12,925
Liabilities held for sale	4,721	8,476	-
Total current liabilities	75,904	89,408	162,757

Long-term borrowings	2,995	8,475	10,514
Operating lease liabilities non-current	21,202	22,648	33,567
Failed sale-lease back and finance lease liabilities non-current	41,828	44,008	70,712
Total liabilities	141,929	164,539	277,550

Shareholders' equity
Common shares	530,208	530,208	519,313
Additional paid-in capital	9,891	9,807	9,596
Accumulated deficit	(443,654)	(446,740)	(433,766)
Accumulated other comprehensive loss	(2,799)	(2,933)	(2,746)
Total equity attributed to ReneSola Ltd	93,646	90,342	92,397
Noncontrolling interest	42,453	42,023	36,345
Totalshareholders' equity	136,099	132,365	128,742

Total liabilities and shareholders' equity	278,028	296,904	406,292

Appendix 3

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Three Months Ended
	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019
Net cash provided by (used in) operating activities	5,359	(9,865)	5,741

Net cash provided by (used in) investing activities	148	1,181	(2,180)

Net cash used in financing activities	(9,398)	(1,379)	(367)

Effect of exchange rate changes	(583)	1,942	(1,171)
Net increase (decrease) in cash and cash equivalents and restricted cash	(4,474)	(8,121)	2,023
Cash and cash equivalents and restricted cash, beginning of year	16,576	24,697	9,967
Cash and cash equivalents and restricted cash held for sale	(36)	-	-
Cash and cash equivalents and restricted cash, end of year	12,066	16,576	11,990

Appendix 4:

Use of Non-GAAP Financial Measures

To supplement ReneSola Ltd’s financial statements presented on a GAAP basis, ReneSola Ltd provides Adjusted EBITDA as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Ltd and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus loss on one-time settlement of disputed Turkish receivables, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Ltd represents GAAP net income/(loss) attributed to ReneSola Ltd plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus loss on one-time settlement of disputed Turkish receivables, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Ltd divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Ltd and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Unaudited Reconciliation

	Three months ended			Six Months Ended
	Jun 30, 2020	March 31, 2020	Jun 30, 2019	Jun 30, 2020	Jun 30, 2019
			(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$26,190	$21,162	$13,567	$47,352	$26,625
Add: Discount of electricity subsidy in China	267	128	-	395	-
Non-GAAP Net revenue	$26,457	$21,290	$13,567	$47,747	$26,625
GAAP Gross Margin
US. GAAP as reported	$7,434	$1,361	$10,490	$8,795	$10,855
Add: Discount of electricity subsidy in China	267	128	-	395	-
Non-GAAP Gross Margin	$7,701	$1,489	$10,490	$9,190	$10,855
Reconciliation of operating expenses
GAAP operating expenses	$(2,868)	$(2,500)	$(3,407)	$(5,368)	$(5,875)
Add: Discount of electricity subsidy in China	-	-	-	-	-
Add: Share based compensation	85	94	67	178	232
Add: Bad debt provision of receivables	-	(15)	944	(15)	911
Add: Impairment of long-lived assets	1,013	80	-	1,093	22
Add: Penalty of postponed property, plant and equipment payable	-	-	-	-	33
Add: Loss on disposal of property, plant and equipment	22	199	1,080	220	1,261
Less: Gains on disposal of property, plant and equipment	-	-	(128)	-	(270)
Non-GAAP operating expenses	$(1,749)	$(2,143)	$(1,444)	$(3,892)	$(3,686)
Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$4,566	$(1,139)	$7,083	$3,427	$4,980
Add: Discount of electricity subsidy in China	267	128	-	395	-
Add: Share based compensation	85	94	67	178	232
Add: Bad debt provision of receivables	-	(15)	944	(15)	911
Add: Impairment of long-lived assets	1,013	80	-	1,093	22
Add: Penalty of postponed property, plant and equipment payable	-	-	-	-	33
Add: Loss on disposal of property, plant and equipment	22	199	1,080	220	1,261
Less: Gains on disposal of property, plant and equipment	-	-	(128)	-	(270)
Non-GAAP Operation Income(loss)	$5,952	$(654)	$9,046	$5,298	$7,169
Reconciliation of Net income (loss) attributed to ReneSola Ltd
GAAP Net income (loss) attributed to ReneSola Ltd	$3,087	$(4,394)	$5,124	$(1,307)	$(251)
Add: Discount of electricity subsidy in China	160	77	-	236	-
Add: Share based compensation	85	94	67	178	232
Add: Bad debt provision of receivables	-	(15)	944	(15)	911
Add: Impairment of long-lived assets	972	48	-	1,020	13
Add: Penalty of postponed property, plant and equipment payable	-	-	-	-	33
Add: Loss on disposal of property, plant and equipment	13	119	647	132	755
Less: Gains on disposal of property, plant and equipment	-	-	(76)	-	(161)
Less: Interest income of discounted electricity subsidy in China	(114)	(106)	-	(220)	-
Add: Foreign exchange loss/(gain)	(564)	2,129	(1,739)	1,565	(512)
Non-GAAP Net income (loss) attributed to ReneSola Ltd	$3,639	$(2,049)	$4,966	$1,590	$1,020